3/17 KY

03011607

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 8-39247

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cathay Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 Canal Street, Suite 403
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 5 2003 WASH, D.C. 165 SECTION PROCESSING

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ruserim S. Hasan 212-285-2261
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wong & Co., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

57 West 38th Street, 12th Floor, New York, NY 10018-5500
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ruserim S. Hasan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cathay Securities, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Sworn to before me this 27th day of February, 2003.

Signature

President

Title

Notary Public

CONNIE SHUM
Notary Public, State of New York
No. 01SH4890567
Qualified in New York County
Commission Expires April 27, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Certified Public Accountants: Supplementary Report of Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATHAY SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2002
WITH

REPORT AND SUPPLEMENTARY REPORT OF
CERTIFIED PUBLIC ACCOUNTANTS

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L,New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors of
Cathay Securities, Inc.

We have audited the accompanying statement of financial condition of Cathay Securities, Inc. (the Company) as of December 31, 2002, and the related statements of operations, changes in stock-holders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cathay Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Focus Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Wong & Co.
New York, New York
February 25, 2003

CATHAY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents (Note 2)	$	18,998
Receivable From Broker		125,428
Office Furnishings, Net of Accumulated Depreciation and Amortization of $85,266 (Note 2)		17,825
Other Assets		32,013
Total Assets	$	194,264

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses	$	5,131
Stockholders' Equity: (Note 3)		
Capital Stock		76,200
Additional Paid-in-Capital		124,800
Retained Earnings		(11,867)
Total Stockholders' Equity		189,133
Total Liabilities and Stockholders' Equity	$	194,264

See Accountants' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

REVENUES:			
Commission Income, Net (Note2)		$	142,860
Other Income			34,947
Interest Income			7,375
	Total Revenues		185,182
EXPENSES:			
Salaries			41,240
Payroll Related Expenses			3,926
Occupancy Costs			74,858
Communication Costs			60,337
Equipment Rental			10,276
Advertising & Promotion			6,000
Office Expense			28,023
Professional Fees			14,420
Computer & Clearing Charges			17,658
Miscellaneous			871
Depreciation (Note 2)			4,988
	Total Expenses		262,597
	Loss Before Income Taxes		(77,415)
	Provisions for Income Taxes (Note 4)		13,000
	Net Loss	$	(90,415)

See Accountants' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(90,415)
Adjustments to Reconcile Net Loss to Net Cash Generated by Operating Activities:		
Depreciation Expense		4,988
Increase in Receivable From Broker		(1,260)
Decrease in Other Assets		30,825
Increase in Accrued Expenses		2,872
Net Cash Used by Operating Activities		(52,990)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment		(700)
Net Cash Used by Investing Activities		(700)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Paid-in-Capital		26,000
Net Cash Provided by Financing Activities		26,000
Net Decrease in Cash	$	(27,690)
Cash, Beginning of Year		46,688
Cash, End of Year	$	18,998

Supplemental Disclosure of Cash Flows Information:		
Cash Paid During The Year For:		
Corporate Income and Franchise Taxes	$	0

See Accountants' Report and Accompanying Notes

CATHAY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balance, 01-01-2002	$ 76,200	$ 98,800	$ 78,548	$ 253,548
Additions	0	26,000	0	26,000
Net Loss	0	0	(90,415)	(90,415)
Balance, 12-31-2002	$ 76,200	$ 124,800	$ (11,867)	$ 189,133

See Accountants' Report And Accompanying Notes

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - Organization

Cathay Securities, Inc. (the Company) was incorporated on November 2, 1987 under the laws of the State of New York.

The Company became a registered broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 27, 1988, and a member of the National Association of Securities Dealers, Inc. on March 28, 1988. The Company conducts all its businesses on a fully disclosed basis. All customer security accounts are carried by U.S. Clearing Corporation.

Note 2 - Accounting Policies

The accounting policies and practices of the Company con- form with generally accepted accounting principles. The significant policies are summarized below:

Revenue Recognition

Commissions on all securities transactions are recognized when services are performed.

Fixed Assets

Office furnishings are stated at costs and depreciated over their estimated useful lives on a straight-line basis for both financial and federal income tax reporting purposes. Leasehold Improvements are amortized over the term of the office lease.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consisted of federal, state and city taxes currently due. At December 31, 2002, deferred tax assets and liabilities were immaterial.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 2 - Accounting Policies (continued)

Fair Value of Financial Instruments
SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts, which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Note 3 - Capital Stock
As of December 31, 2002, the Company had 200 shares of no par value common stock authorized, issued and outstanding.

Note 4 – Provisions for Income Taxes
The amounts represented the reversal of previous year New York State and City tax refund claims related to the carry back of net operating loss generated in 2001.

Note 5 - Commitments
The Company had entered into a five-year office lease agreement expiring on June 30, 2005. The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2002:

Year Ending December 31	Amount
2003	68,181
2004	70,908
2005	36,149

	$175,238
	=======

CATHAY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that aggregate indebtedness shall not exceed fifteen times net capital. In addition, the Company is required to maintain a minimum net capital of $50,000. At December 31, 2002, the Company's net capital was $137,278, which was $87,278 in excess of the required net capital, and the Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

Note 7 - Financial Instruments With Off-Balance Sheet Risk

The Company introduces all customer transactions in securities traded in U.S. securities markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customer or counterparties.

The Company's exposure to credit risk associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets, which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counterparties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary. The Company also has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business.

Note 8 - Employees Pension Plan

During 2002, the Company terminated its qualified defined benefit pension plan and distributed the amounts to each employee for rollover to his individual retirement account.

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Cathay Securities Inc. [13]

SEC FILE NO.: 8-39247 [14]

FIRM ID. NO.: 21821 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

202 Canal Street, Suite 403 [20]
(No. and Street)

New York [21] New York [22] 10013 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10-01-02 [24]

AND ENDING (MM/DD/YY): 12-31-02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Ruserim S. Hasan [30]

(Area Code)—Telephone No.: (212)285-2261 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

10-021821-C1 IIA
CATHAY SECURITIES, INC.
RUSERIM S. HASAN
185 CANAL STREET - SUITE 302
NEW YORK NY 10013

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of February ~~19~~ 2003

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cathay Securities, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-02 | 99

SEC FILE NO. 8-39247 | 98

Consolidated [ ] 198

Unconsolidated [X] 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 18,998	200			$ 18,998	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	125,428	300	$	550	125,428	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	17,825	680	17,825	920
11. Other assets		535	32,013	735	32,013	930
12. TOTAL ASSETS	$ 144,426	540	$ 49,838	740	$ 194,264	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cathay Securities Inc. as of 12-31-02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	5,131	1205		1385	5,131	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 5,131	1230	$	1450	$ 5,131	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners	$ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		76,200	1792
C. Additional paid-in capital		124,800	1793
D. Retained earnings		<11,867>	1794
E. Total		189,133	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 189,133	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 194,264	1810

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cathay Securities Inc.

For the period (MMDDYY) from 10-01-02 [3932] to 12-31-02 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 383	3935
b. Commissions on listed option transactions	1,872	3938
c. All other securities commissions	67,640	3939
d. Total securities commissions	69,895	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	2,271	3995
9. Total revenue	$ 72,166	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	$ 60000	4120
11. Other employee compensation and benefits	6,225	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4195
15. Other expenses	67,834	4100
16. Total expenses	$ 80,059	4200
NET INCOME		
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ < 7,893 >	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ < 7,893 >	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ < 5,886 >	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cathay Securities Inc. as of 12-31-02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Fleet Securities, Inc. [4335] All [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cathay Securities Inc. as of 12-31-02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 189,133	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			189,133	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
	B. Other (deductions) or allowable credits (List)			0	3525
5.	Total capital and allowable subordinated liabilities			$ 189,133	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 49,838	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(49,838)	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net capital before haircuts on securities positions			$ 139,295	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	2,017	3736	(2,017)	3740
10.	Net Capital			$ 137,278	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cathay Securities Inc. as of 12-31-02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

No.	Item			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ 342	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 50,000	3758
3.	Net capital requirement (greater of line 11 or 12)			$ 50,000	3760
14.	Excess net capital (line 10 less 13)			$ 87,278	3770
5.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 136,765	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item			Amount	Code
6.	Total A.I. liabilities from Statement of Financial Condition			$ 5,131	3790
7.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
9.	Total aggregate indebtedness			$ 5,131	3840
0.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 3.74	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

No.	Item	Amount	Code
2.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
3.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
5.	Excess net capital (line 10 less 24)	$	3910
6.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

Note: There are no material differences between the amounts presented above, which are the amounts based on the accompanying audited financial statements, and the amounts reported in the company's focus report filed in January, 2003.

OMIT PENNIES

OTES:

) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 0 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cathay Securities Inc.

For the period (MMDDYY) from 10-01-02 to 12-31-02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 191,026	4240
A. Net income (loss)		7,893	4250
B. Additions (Includes non-conforming capital of	$ [4262])	6,000	4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 189,133	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

Report for period beginning 01/01/2002 [8005] and ending 12/31/2002 [8006]

SEC File Number: 39247 [8011]

Firm ID: 21821

1. Name of Broker Dealer: CATHAY SECURITIES, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ______ [8053] Phone: ______ [8057]

Name: ______ [8054] Phone: ______ [8058]

Name: ______ [8055] Phone: ______ [8059]

Name: ______ [8056] Phone: ______ [8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes (selected)	No	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes	No (selected)	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	Yes	No (selected)	[8075]
	(b) municipals	Yes	No (selected)	[8076]
	(c) other debt instruments	Yes	No (selected)	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes	No (selected)	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes	No (selected)	[8079]
8.	Respondent carries its own public accounts:	Yes	No (selected)	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

	(a)	Public customer accounts	[8080]
	(b)	Omnibus accounts	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
(b)	Self Clearing	☐ [8087]
(c)	Omnibus	☐ [8088]
(d)	Introducing	☐ [8089]
(e)	Other	☐ [8090]
(f)	Not Applicable	☑ [8091]

12.
(a) Respondent maintains membership(s) on national securities exchange(s): Yes ○ No ◉ [8100]

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐ [8120]
(2)	Boston	☐ [8121]
(3)	CBOE	☐ [8122]
(4)	Midwest	☐ [8123]
(5)	New York	☐ [8124]
(6)	Philadelphia	☐ [8125]
(7)	Pacific Coast	☐ [8126]
(8)	Other	☐ [8129]

13. Employees:

(a)	Number of full-time employees	5 [8101]
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	1 [8102]

14. Number of NASDAQ stocks respondent makes market: 0 [8103]

15. Total number of underwriting syndicates respondent was a member: 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	equity securities transactions effected on a national securities exchange	[8107]
(b)	equity securities transactions effected other than on a national securities exchange	[8108]

	(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]
17.		Respondent is a member of the Securities Investor Protection Corporation	Yes ◉ No ○ [8111]
18.		Number of branch officies operated by respondent	0 [8112]
19.	(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ○ No ◉ [8130]
	(b)	Name of parent or affiliate	[8131]
	(c)	Type of institution	[8132]
20.		Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ○ No ◉ [8113]
21.	(a)	Respondent is a subsidiary of a registered broker-dealer	Yes ○ No ◉ [8114]
	(b)	Name of parent	[8116]
22.		Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ○ No ◉ [8115]
23.		Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ○ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]

Wong & Co. Certified Public Accountants

57 West 38th Street,12F/L,New York, NY 10018
Tel: (212) 840-6123 Fax: (212) 840-6993

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Cathay Securities, Inc.

In planning and performing our audit of the financial statements of Cathay Securities, Inc. (the Company), for the year ended December 31, 2002,on which we issued our report dated February 25, 2003, we considered its internal control, including procedueres for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3.

2. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-3.

3. Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserves Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by for any other purposes.

Wong & Co.
New York, New York
February 25, 2003